

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail
Christopher H. Peterson
Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

  Re: Ralph Lauren Corporation
    Form 10-K for Fiscal Year Ended March 30, 2013
    Filed May 23, 2013
    File No. 001-13057

Dear Mr. Peterson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/Tia L. Jenkins

      Tia L. Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and
      Mining